FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Summarised audited annual accounts for the year ended March 31, 2012
2.	Press Release dated April 27, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: April 27, 2012	By:	/s/ Ranganath Athreya
		Name:	Ranganath Athreya
		Title:	General Manager - Joint Company Secretary & Head Compliance – Private Banking, Capital Markets & Non Banking Subsidiaries

Item 1

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. No.	Particulars	Three months ended			Year ended
		March 31, 2012	December 31, 2011	March 31, 2011	March 31, 2012	March 31, 2011
		(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	9,174.64	8,591.87	7,156.45	33,542.65	25,974.05
	a) Interest/discount on advances/bills	6,128.18	5,685.84	4,535.13	22,129.89	16,424.78
	b) Income on investments	2,615.47	2,472.54	2,209.28	9,684.02	7,905.19
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	127.93	134.11	91.06	491.14	366.77
	d) Others	303.06	299.38	320.98	1,237.60	1,277.31
2.	Other income	2,228.46	1,891.86	1,640.67	7,502.76	6,647.90
3.	TOTAL INCOME (1)+(2)	11,403.10	10,483.73	8,797.12	41,045.41	32,621.95
4.	Interest expended	6,069.87	5,879.85	4,646.72	22,808.50	16,957.15
5.	Operating expenses (e)+(f)+(g)	2,221.64	1,916.78	1,845.47	7,850.44	6,617.25
	e) Employee cost	1,103.10	836.63	856.62	3,515.28	2,816.94
	f) Direct marketing expenses	53.31	37.29	45.28	160.44	157.03
	g) Other operating expenses	1,065.23	1,042.86	943.57	4,174.72	3,643.28
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	8,291.51	7,796.63	6,492.19	30,658.94	23,574.40
7.	OPERATING PROFIT (3)–(6)(Profit before provisions and contingencies)	3,111.59	2,687.10	2,304.93	10,386.47	9,047.55
8.	Provisions (other than tax) and contingencies	469.30	341.10	383.61	1,583.04	2,286.84
9.	Exceptional items	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	2,642.29	2,346.00	1,921.32	8,803.43	6,760.71
11.	Tax expense (h)+(i)	740.53	617.90	469.21	2,338.17	1,609.33
	h) Current period tax	629.07	492.94	560.58	2,193.52	2,141.11
	i) Deferred tax adjustment	111.46	124.96	(91.37)	144.65	(531.78)
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)	1,901.76	1,728.10	1,452.11	6,465.26	5,151.38
13.	Extraordinary items (net of tax expense)	..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)	1,901.76	1,728.10	1,452.11	6,465.26	5,151.38
15.	Paid-up equity share capital (face value Rs. 10/-)	1,152.77	1,152.62	1,151.82	1,152.77	1,151.82
16.	Reserves excluding revaluation reserves	59,250.09	59,821.05	53,938.83	59,250.09	53,938.83
17.	Analytical ratios
	i) Percentage of shares held by Government of India	..	..	..	..	..
	ii) Capital adequacy ratio	18.52%	18.88%	19.54%	18.52%	19.54%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months)(in Rs.)	16.50	14.99	12.61	56.11	45.27
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months)(in Rs.)	16.46	14.96	12.55	55.95	45.06
18.	NPA Ratio1
	i) Gross non-performing advances (net of write-off)	9,475.33	9,723.01	10,034.26	9,475.33	10,034.26
	ii) Net non-performing advances	1,860.84	2,047.67	2,407.36	1,860.84	2,407.36
	iii) % of gross non-performing advances (net of write-off) to gross advances	3.62%	3.82%	4.47%	3.62%	4.47%
	iv) % of net non-performing advances to net advances	0.73%	0.83%	1.11%	0.73%	1.11%
19.	Return on assets (annualised)	1.69%	1.57%	1.47%	1.50%	1.35%
20.	Public shareholding
	i) No. of shares	1,152,714,442	1,152,564,657	1,151,772,372	1,152,714,442	1,151,772,372
	ii) Percentage of shareholding	100	100	100	100	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..
1.
At March 31, 2012, the percentage of gross non-performing customer assets to gross customer assets was 3.04% and net non-performing customer assets to net customer assets was 0.62%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
(Rs. in crore)
Particulars	At
	March 31, 2012	December 31, 2011	March 31, 2011
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,152.77	1,152.62	1,151.82
Employees stock options outstanding	2.39	1.84	0.29
Reserves and surplus	59,250.09	59,821.05	53,938.83
Deposits	255,499.96	260,589.36	225,602.11
Borrowings (includes preference shares and subordinated debt)	140,164.90	122,280.83	109,554.28
Other liabilities	17,576.98	15,447.28	15,986.34
Total Capital and Liabilities	473,647.09	459,292.98	406,233.67

Assets
Cash and balances with Reserve Bank of India	20,461.30	22,144.07	20,906.97
Balances with banks and money at call and short notice	15,768.02	17,201.90	13,183.11
Investments	159,560.04	149,791.42	134,685.96
Advances	253,727.66	246,157.49	216,365.90
Fixed assets	4,614.68	4,616.63	4,744.26
Other assets	19,515.39	19,381.47	16,347.47
Total Assets	473,647.09	459,292.98	406,233.67

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. No.	Particulars	Three months ended			Year ended
		March 31, 2012	December 31, 2011	March 31, 2011	March 31, 2012	March 31, 2011
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	10,322.88	9,667.12	8,191.45	37,994.86	30,081.40
	a) Interest/discount on advances/bills	6,729.36	6,312.43	5,176.71	24,620.12	19,097.54
	b) Income on investments	3,090.89	2,849.23	2,548.93	11,376.29	9,180.68
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	180.99	188.68	119.75	700.60	469.32
	d) Others	321.64	316.78	346.06	1,297.85	1,333.86
2.	Other income	8,977.65	6,830.23	9,987.54	28,663.42	31,513.30
3.	TOTAL INCOME (1)+(2)	19,300.53	16,497.35	18,178.99	66,658.28	61,594.70
4.	Interest expended	6,613.55	6,416.32	5,203.01	25,013.25	19,342.57
5.	Operating expenses (e)+(f)	9,710.51	6,766.65	10,399.59	29,552.04	31,302.45
	e) Payments to and provisions for employees	1,502.90	1,233.42	1,207.49	5,101.27	4,392.60
	f) Other operating expenses	8,207.61	5,533.23	9,192.10	24,450.77	26,909.85
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	16,324.06	13,182.97	15,602.60	54,565.29	50,645.02
7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)	2,976.47	3,314.38	2,576.39	12,092.99	10,949.68
8.	Provisions (other than tax) and contingencies	365.62	277.87	464.37	1,406.34	2,559.98
9.	Exceptional items	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	2,610.85	3,036.51	2,112.02	10,686.65	8,389.70
11.	Tax expense (g)+(h)	866.68	728.88	534.36	2,749.01	2,071.51
	g) Current period tax	735.67	607.13	651.97	2,577.29	2,515.67
	h) Deferred tax adjustment	131.01	121.75	(117.61)	171.72	(444.16)
12.	Less: Share of profit/(loss) of minority shareholders	(66.10)	133.41	9.73	294.70	224.92
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)-(12)	1,810.27	2,174.22	1,567.93	7,642.94	6,093.27
14.	Extraordinary items (net of tax expense)	..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD(13)–(14)	1,810.27	2,174.22	1,567.93	7,642.94	6,093.27
16.	Paid-up equity share capital (face value Rs. 10/-)	1,152.77	1,152.62	1,151.82	1,152.77	1,151.82
17.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months)(in Rs.)	15.71	18.87	13.61	66.33	53.54
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months)(in Rs.)	15.69	18.78	13.58	66.06	53.25

SUMMARISED CONSOLIDATED BALANCE SHEET

(Rs. in crore)
Particulars	At
	March 31, 2012	December 31, 2011	March 31, 2011
	(Audited)	(Unaudited)	(Audited)
Capital and Liabilities
Capital	1,152.77	1,152.62	1,151.82
Employees stock options outstanding	2.39	1.84	0.29
Reserves and surplus	60,121.34	62,167.28	54,150.38
Minority interest	1,427.73	1,501.52	1,358.22
Deposits	281,950.47	289,813.01	259,106.01
Borrowings (includes preference shares and subordinated debt)	161,296.62	142,823.14	125,838.86
Liabilities on policies in force	66,229.46	59,103.14	64,482.06
Other liabilities	32,010.63	29,968.07	27,680.23
Total Capital and Liabilities	604,191.41	586,530.62	533,767.87

Assets
Cash and balances with Reserve Bank of India	20,728.18	22,342.50	21,234.01
Balances with banks and money at call and short notice	20,428.11	22,818.43	18,151.26
Investments	239,864.09	220,588.18	209,652.78
Advances	292,125.42	288,086.85	256,019.31
Fixed assets	5,431.98	5,403.16	5,489.55
Other assets	25,613.63	27,291.50	23,220.96
Total Assets	604,191.41	586,530.62	533,767.87

CONSOLIDATED SEGMENTAL RESULTS
(Rs. in crore)
Sr. No.	Particulars	Three months ended			Year ended
		March 31, 2012	December 31, 2011	March 31, 2011	March 31, 2012	March 31, 2011
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	5,224.15	4,951.87	4,232.57	19,711.27	15,973.49
b	Wholesale Banking	7,384.22	6,798.37	5,460.21	26,171.31	19,323.27
c	Treasury	8,321.86	7,609.51	6,441.08	30,186.85	23,856.31
d	Other Banking	661.67	602.30	693.07	2,513.86	2,835.66
e	Life Insurance	5,754.68	4,056.77	7,509.54	17,620.35	21,229.41
f	General Insurance	1,299.21	1,067.97	884.86	4,330.16	3,517.95
g	Venture Fund Management	34.73	97.21	31.74	199.87	196.23
h	Others	733.54	699.45	650.83	2,769.94	2,773.13
	Total	29,414.06	25,883.45	25,903.90	103,503.61	89,705.45
	Less: Inter Segment Revenue	10,113.53	9,386.10	7,724.91	36,845.33	28,110.75
	Income from Operations	19,300.53	16,497.35	18,178.99	66,658.28	61,594.70
2.	Segment Results (Profit before tax and minority interest)
a	Retail Banking	208.08	320.45	(52.26)	549.99	(514.19)
b	Wholesale Banking	1,749.78	1,657.14	1,452.58	6,207.73	4,899.70
c	Treasury	813.83	453.42	440.33	2,244.11	2,201.01
d	Other Banking	134.62	75.82	171.15	392.82	589.09
e	Life Insurance	336.08	375.31	315.66	1,413.72	924.70
f	General Insurance	(591.81)	93.48	(331.43)	(395.21)	(82.34)
g	Venture Fund Management	12.11	67.45	2.01	91.59	93.75
h	Others	167.31	222.93	186.03	719.27	679.56
	Total segment results	2,830.00	3,266.00	2,184.07	11,224.02	8,791.28
	Less: Inter segment adjustment	219.15	229.49	72.05	537.37	401.58
	Unallocated expenses	..	..	..	..	..
	Profit before tax and minority interest	2,610.85	3,036.51	2,112.02	10,686.65	8,389.70
3.	Capital Employed(Segment Assets–Segment Liabilities)
a	Retail Banking	(106,850.82)	(105,342.94)	(87,448.61)	(106,850.82)	(87,448.61)
b	Wholesale Banking	106,384.77	90,958.19	80,539.81	106,384.77	80,539.81
c	Treasury	37,956.49	53,793.90	40,526.48	37,956.49	40,526.48
d	Other Banking	10,458.98	10,321.03	8,598.47	10,458.98	8,598.47
e	Life Insurance	3,445.25	3,253.25	2,811.85	3,445.25	2,811.85
f	General Insurance	1,319.51	1,854.54	1,437.21	1,319.51	1,437.21
g	Venture Fund Management	157.80	167.91	104.29	157.80	104.29
h	Others	2,143.79	2,374.76	2,051.90	2,143.79	2,051.90
i	Unallocated	6,260.73	5,941.10	6,681.09	6,260.73	6,681.09
	Total	61,276.50	63,321.74	55,302.49	61,276.50	55,302.49

Notes on segmental results

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures of ICICI Bank Limited (“the Bank”) which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.
“Treasury“ includes the entire investment portfolio of the Bank, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund, ICICI Strategic Investments Fund and ICICI Venture Value Fund.

5.
“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC.

6.	“Life Insurance” represents ICICI Prudential Life Insurance Company Limited.
7.	“General Insurance” represents ICICI Lombard General Insurance Company Limited.
8.	“Venture Fund Management” represents ICICI Venture Funds Management Company Limited.
9.	“Others” comprises the consolidated entities of the Bank, not covered in any of the segments above.

Notes:

1.
The Bank of Rajasthan Limited (Bank of Rajasthan), a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949 was amalgamated with ICICI Bank Limited (ICICI Bank) with effect from close of business of August 12, 2010 in terms of the Scheme of Amalgamation (the Scheme) approved by the Reserve Bank of India vide its order DBOD No. PSBD 2603/16.01.128/2010-11 dated August 12, 2010 under sub section (4) of section 44A of the Banking Regulation Act, 1949. The consideration for the amalgamation was 25 equity shares of ICICI Bank of the face value of Rs. 10/- each fully paid-up for every 118 equity shares of Rs. 10/- each of Bank of Rajasthan. Accordingly, ICICI Bank allotted 31,323,951 equity shares to the shareholders of Bank of Rajasthan on August 26, 2010 and 2,860,170 equity shares which were earlier kept in abeyance pending civil appeal, on November 25, 2010.

2.	The provision coverage ratio of the Bank at March 31, 2012, computed as per the RBI circular dated December 1, 2009, is 80.4% (December 31, 2011: 78.9%; March 31, 2011: 76.0%).
3.
In accordance with Insurance Regulatory and Development Authority (IRDA) guidelines, ICICI Lombard General Insurance Company (ICICI General), together with all other general insurance companies participated in the Indian Motor Third Party Insurance Pool (the Pool), administered by the General Insurance Corporation of India (GIC) from April 1, 2007. The Pool covered reinsurance of third party risks of commercial vehicles. IRDA through its orders dated December 23, 2011, January 3, 2012 and March 22, 2012 has directed the dismantling of the Pool on a clean cut basis and advised recognition of the Pool liabilities as per loss ratios estimated by GAD UK (“GAD Estimates”) for underwriting years commencing from the year ended March 31, 2008 to year ended March 31, 2012, with the option to recognise the same over a three year period. ICICI General has decided to recognise the additional liabilities of the Pool in the current year and therefore, the loss after tax of ICICI General of Rs. 416.33 crore for year ended March 31, 2012 (FY2012) and Rs. 613.28 crore for the three months ended March 31, 2012 (Q4-2012) includes impact of additional Pool losses of Rs. 684.96 crore. The Bank’s consolidated net profit after tax for FY2012 and Q4-2012 includes impact of additional Pool losses of Rs. 503.03 crore in line with the Bank’s shareholding in ICICI General.

4.	During the three months ended March 31, 2012, the Bank has allotted 149,785 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
5.	Status of equity investors’ complaints/grievances for the three months ended March 31, 2012 :

Opening balance	Additions	Disposals	Closing balance
0	11	11	0

6.
The Board of Directors has recommended a dividend of Rs. 16.50 per equity share for the year ended March 31, 2012 (previous year dividend of Rs. 14.00 per equity share). The declaration and payment of dividend is subject to requisite approvals. The Board of Directors has also recommended a dividend of Rs. 100.00 per preference share on 350 preference shares of the face value of Rs. 1 crore each for the year ended March 31, 2012.

7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above financial results have been approved by the Board of Directors at its meeting held on April 27, 2012.
9.	The above unconsolidated and consolidated financial results for March 31, 2012 and March 31, 2011 are audited by the statutory auditors, S.R. Batliboi & Co., Chartered Accountants.
10.	The amounts for three months ended March 31, 2012 are balancing amounts between the amounts as per the audited accounts for the year ended March 31, 2012 and nine months ended December 31, 2011.
11.	Rs. 1 crore = Rs. 10 million.

Place : Mumbai	N. S. Kannan
Date : April 27, 2012	Executive Director & CFO

Item 2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 27, 2012

Performance Review – Quarter and year ended March 31, 2012

•
31% year-on-year increase in standalone profit after tax to Rs. 1,902 crore (US$ 374 million) for the quarter ended March 31, 2012 (Q4-2012) from Rs. 1,452 crore (US$ 285 million) for the quarter ended March 31, 2011 (Q4-2011)

•
26% year-on-year increase in standalone profit after tax to Rs. 6,465 crore (US$ 1.3 billion) for the year ended March 31, 2012 (FY2012) from Rs. 5,151 crore (US$ 1.0 billion) for the year ended March 31, 2011 (FY2011)

•	25% year-on-year increase in consolidated profit after tax to Rs. 7,643 crore (US$ 1.5 billion) for FY2012 from Rs. 6,093 crore (US$ 1.2 billion) for FY2011

•	Improvement in net interest margin to 3.01% in Q4-2012 from 2.74% for Q4-2011

•	17% year-on-year increase in advances to Rs. 253,728 crore (US$ 49.9 billion) at March 31, 2012

•	Current and savings account (CASA) ratio maintained at 43.5% at March 31, 2012

•	Net non-performing asset ratio decreased to 0.62% at March 31, 2012 from 0.94% at March 31, 2011

•	Strong capital adequacy ratio of 18.52% and Tier-1 capital adequacy of 12.68%

•	Dividend of Rs. 16.50 per share proposed

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the year ended March 31, 2012 (FY2012).

Profit & loss account

•
Standalone profit before tax increased 38% to Rs. 2,642 crore (US$ 519 million) for the quarter ended March 31, 2012 (Q4-2012) from Rs. 1,921 crore (US$ 378 million) for the quarter ended March 31, 2011 (Q4-2011).

•	Standalone profit after tax increased 31% to Rs. 1,902 crore (US$ 374 million) for Q4-2012 from Rs. 1,452 crore (US$ 285 million) for Q4-2011.

•	Net interest income increased 24% to Rs. 3,105 crore (US$ 610 million) in Q4-2012 from Rs. 2,510 crore (US$ 493 million) in Q4-2011.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Net interest margin improved to 3.01% for Q4-2012 from 2.74% for Q4-2011).

•	Non interest income increased by 36% to Rs. 2,228 crore (US$ 438 million) in Q4-2012 from Rs. 1,641 crore (US$ 323 million) in Q4-2011.

•	Standalone profit after tax increased 26% to Rs. 6,465 crore (US$ 1.3 billion) for FY2012 from Rs. 5,151 crore (US$ 1.0 billion) for FY2011.

Operating review

The Bank has continued with its strategy of pursuing profitable growth. In this direction, the Bank continues to leverage its strong corporate franchise, its international presence and its expanded branch network in India. At March 31, 2012, the Bank had 2,752 branches, the largest branch network among private sector banks in the country. The Bank has also increased its ATM network to 9,006 ATMs at March 31, 2012 as compared to 6,104 at March 31, 2011.

Credit growth

Advances increased by 17% year-on-year to Rs. 253,728 crore (US$ 49.9 billion) at March 31, 2012 from Rs. 216,366 crore (US$ 42.5 billion) at March 31, 2011.

Deposit growth

At March 31, 2012, savings account deposits were Rs. 76,046 crore (US$ 14.9 billion) and current account deposits were Rs. 34,973 crore (US$ 6.9 billion). The CASA ratio was maintained at 43.5% at March 31, 2012 as compared to 43.6% at December 31, 2011 and the average CASA ratio remained stable at 39.0% in Q4-2012.

Capital adequacy

The Bank’s capital adequacy at March 31, 2012 as per Reserve Bank of India’s guidelines on Basel II norms was 18.52% and Tier-1 capital adequacy was 12.68%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%.

Asset quality

Net non-performing assets decreased by 23% to Rs. 1,894 crore (US$ 372 million) at March 31, 2012 from Rs. 2,459 crore (US$ 483 million) at March 31, 2011. The Bank’s net non-performing asset ratio decreased to 0.62% at March 31, 2012 from 0.94% at March 31, 2011 and 0.70% at December 31, 2011. The Bank’s provision coverage ratio computed in accordance with the RBI guidelines at March 31, 2012 was 80.4% compared to 76.0% at March 31, 2011. Net restructured assets at March 31, 2012 were Rs. 4,256 crore (US$ 836 million).

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Dividend on equity shares

The Board has recommended a dividend of Rs.16.50 per equity share (equivalent to US$ 0.65 per ADS) for FY2012. The declaration and payment of dividend is subject to requisite approvals. The record/book closure dates will be announced in due course.

Consolidated profits

Consolidated profit after tax increased 25% to Rs. 7,643 crore (US$ 1.5 billion) for FY2012 from Rs. 6,093 crore (US$ 1.2 billion) for FY2011. Consolidated profit after tax increased 15% to Rs. 1,810 crore (US$ 356 million) for Q4-2012 from Rs. 1,568 crore (US$ 308 million) for Q4-2011.

The Insurance Regulatory and Development Authority (IRDA) through its orders dated December 23, 2011, January 3, 2012 and March 22, 2012 had directed the dismantling of the third party motor pool (the Pool) on a clean cut basis and advised recognition of the Pool liabilities as per the loss ratios estimated by GAD UK (“GAD Estimates”) for all underwriting years commencing from the year ended March 31, 2008 to year ended March 31, 2012, with the option to recognise the same over a three year period. ICICI Lombard General Insurance Company (ICICI General) has decided to recognise the additional liabilities of the Pool in the current year and therefore, the loss after tax of ICICI General of Rs. 416 crore (US$ 82 million) for FY2012 and Rs. 613 crore (US$ 120 million) for Q4-2012 includes the impact of additional Pool losses of Rs. 685 crore (US$ 135 million). The Bank’s consolidated net profit after tax for FY2012 and Q4-2012 includes the impact of additional Pool losses of Rs. 503 crore (US$ 99 million) in line with the Bank’s shareholding in ICICI General.

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) was the largest private sector life insurer based on new business retail weighted received premium during FY2012. ICICI Life’s profit after tax for FY2012 was Rs. 1,384 crore (US$ 272 million) compared to Rs. 808 crore (US$ 159 million) for FY2011. ICICI Life’s annualised premium equivalent (APE) was Rs. 1,077 crore (US$ 212 million) in Q4-2012 compared to Rs. 878 crore (US$ 173 million) in Q4-2011. The assets under management at March 31, 2012 were Rs. 70,771 crores (US$ 13.9 billion).

ICICI General maintained its leadership in the private sector during FY2012. The gross premium income of ICICI General increased by 22% to Rs. 5,358 crore (US$ 1,053 million) in FY2012 from Rs. 4,408 crore (US$ 866 million) in FY2011. ICICI General provided Rs. 685 crore (US$ 135 million) during Q4-2012 towards additional motor pool losses pursuant to the IRDA orders dated December 23, 2011, January 3, 2012 and March 22, 2012. After taking the same into account, ICICI General reported a loss of Rs. 416 crore (US$ 82 million) for FY2012.

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Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

 Rs. crore
	Q4-2011	FY2011	Q3-2012	Q4-2012	FY2012
Net interest income	2,510	9,017	2,712	3,105	10,734
Non-interest income	1,641	6,648	1,892	2,228	7,502
- Fee income	1,791	6,419	1,701	1,728	6,707
- Lease and other income	(196)	444	256	342	808
- Treasury income	46	(215)	(65)	158	(13)
Less:
Operating expense	1,789	6,381	1,870	2,160	7,648
Expenses on direct market agents (DMAs)1	45	157	37	53	160
Lease depreciation	12	79	10	9	42
Operating profit	2,305	9,048	2,687	3,111	10,386
Less: Provisions	384	2,287	341	469	1,583
Profit before tax	1,921	6,761	2,346	2,642	8,803
Less: Tax	469	1,610	618	740	2,338
Profit after tax	1,452	5,151	1,728	1,902	6,465
1.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
2.	Results for FY2011 take into account the impact of the amalgamation of erstwhile Bank of Rajasthan from close of business on August 12, 2010.
3.	Prior period figures have been regrouped/re-arranged where necessary.

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Summary Balance Sheet

  Rs. crore
	At
	March 31, 2011	December 31, 2011	March 31, 2012
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,152	1,153	1,153
Employees stock options outstanding	0	2	2
Reserves and surplus	53,939	59,821	59,250
Deposits	225,602	260,589	255,500
Borrowings (includes preference shares and subordinated debt)	109,554	122,281	140,165
Other liabilities	15,987	15,447	17,577
Total Capital and Liabilities	406,234	459,293	473,647

Assets
Cash and balances with Reserve Bank of India	20,907	22,144	20,461
Balances with banks and money at call and short notice	13,183	17,202	15,768
Investments	134,686	149,791	159,560
Advances	216,366	246,157	253,728
Fixed assets	4,744	4,617	4,615
Other assets	16,348	19,382	19,515
Total Assets	406,234	459,293	473,647
1. Borrowings include preference shares amounting to Rs. 350 crore.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

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Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or e-mail: ganguli.sujit@icicibank.com.

For investor queries please call Rakesh Mookim at 91-22-2653 6114 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 50.88